06008189

ES
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20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2006
WASH., D.C. 209

SEC FILE NUMBER
8-27483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Beacon Investment Company

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 East Huron, Sloan Plaza, Suite 208
(No. and Street)

Ann Arbor	MI	48104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Audrey L. Johnson (734) 662-1200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Audrey L. Johnson, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Beacon Investment Company, as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 22nd day of February 2006

Nancy J. Simenson

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Beacon Investment Company
Table of Contents
December 31, 2005

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Board of Directors of
Beacon Investment Company

We have audited the accompanying statement of financial condition of Beacon Investment Company as of December 31, 2005 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Beacon Investment Company as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 27, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Beacon Investment Company
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 158,452
Deposit with clearing broker	100,000
Receivable from clearing broker	870,180
Investment management fees receivable	61,551
Securities owned	493,908
Equipment, software and leasehold improvements, net	383,666
Other assets	3,254
Total assets	$ 2,071,011

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and other accrued expenses	$ 967,185
Accrued profit sharing contribution	146,094
Total liabilities	1,113,279
Stockholders' equity	
Common stock	2,435
Paid-in capital	515,785
Retained earnings	439,512
Total stockholders' equity	957,732
Total liabilities and stockholders' equity	$ 2,071,011

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Beacon Investment Company (the "Company") is a registered securities broker-dealer and a registered investment advisor. The Company provides brokerage services to retail and institutional customers located throughout the United States. Customer transactions are cleared through another broker on a fully disclosed basis. As an investment advisor, the Company provides investment management services to individuals, trusts and retirement plans.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Securities Owned—Securities owned consist of obligations of a government-sponsored enterprise and are carried at market value. The maturity dates of such securities vary from November 7, 2006 to November 15, 2007.

Income Recognition—Securities transactions and the related income and expenses are recorded on trade date. Investment management fees are recognized as earned.

Equipment, Software and Leasehold Improvements—Equipment is recorded at cost and depreciated by the straight-line method over the estimated useful lives of the assets. Software is recorded at cost and depreciated using the straight-line method over three years. Leasehold improvements are recorded at cost and amortized over the life of the lease.

Income Taxes—The Company has elected to be an "S corporation" under provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

Advertising—The Company expenses the costs of advertising as the costs are incurred.

Note 2 Equipment, Software and Leasehold Improvements

At December 31, 2005, equipment, software and leasehold improvements consist of:

Equipment and software	$ 443,873
Leasehold improvements	400,931
	844,804
Accumulated depreciation and amortization	461,138
	$ 383,666

Note 3 Commitments

The Company has entered into a lease agreement with an entity owned by the Company's president, who is a stockholder, for office space expiring May 15, 2009. The minimum annual rental is $85,500, exclusive of additional payments that may be required for real estate taxes, assessments, utilities and other services. Future minimum annual rentals under this lease are:

2006	$ 85,500
2007	85,500
2008	85,500
2009	85,500
2010	28,500
	$ 370,500

The Company has an option to renew the lease for five years at amounts set forth in the lease agreement.

Note 4 Profit Sharing Plan

The Company's profit sharing plan covers all eligible employees and includes a 401(k) arrangement that provides for employee salary deferral contributions to their respective participant accounts. The plan also provides for safe harbor nonelective contributions and discretionary profit sharing contributions.

Note 5 Related Parties

Commission income includes amounts earned from the Company's profit sharing plan and certain stockholders. The same stockholders and the profit sharing plan receive, at no cost, investment advisory services.

Nonrecurring expenses related to compensation and nonsolicitation agreements with certain employees/stockholders of $827,000 is included in accounts payable and other accrued expenses, and is scheduled to be paid on March 31 and June 30, 2006.

Note 6 Off-Balance-Sheet and Financial Instrument Risk

Money market fund investments and the deposit with the clearing broker represent a concentration of credit risk. The Company, at December 31, 2005, had uninsured deposits with a bank and its clearing broker of approximately $211,000. Management believes that the Company is not exposed to any significant credit risk on cash.

Securities transactions of customers are introduced to and cleared through the Company's clearing broker on a fully disclosed basis, and under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to minimize the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $50,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of approximately $491,000 and $74,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.